FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES LATE FILING OF THIRD QUARTER FINANCIAL RESULTS

Didsbury, Alberta – Wednesday, November 5, 2008 – JED Oil Inc. (NYSE Alternext US: JDO) (“JED” or the “Company”) today announced that its filing of financial results for the third quarter ended September 30, 2008, will be delayed passed the filing deadline of November 14, 2008.  The reason for the default is the Company’s status of protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and consequently the currently unknown status of the Company’s continued operations.  Whether or not the Company will be able to continue as an operating company has a material impact on the contents of the financial statements and, even if the answer was known immediately, there is insufficient time to prepare and file the statements by the deadline of November 14th.

Currently the Stay Period under the CCAA Order will end on December 15, 2008.  JED currently plans to remedy the default and file its third quarter financial statements as soon as it is able to do so, and in any event by the end to the CCAA Stay Period.  The Company also intends to satisfy the provisions of the alternate information guidelines of section 4.4 of National Policy 12-203 as long as it is in default of the filing requirements.  These provisions require JED to file a bi-weekly default status report, in the form of news releases, containing any material changes to the information in this release; all actions taken by JED to remedy the default; particulars of any failure by the Company to fulfill these provisions; any subsequent defaults of the Company requiring a default announcement; and, any other material information concerning the affairs of JED not previously disclosed.  JED intends to issue the first default status report on Wednesday, November 19, 2008.

This default announcement is made under section 4.3 of National Policy 12-203, which came into effect September 1, 2008, and replaces previous policies under which provincial Securities Commission could grant extensions to filing deadlines.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com